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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                              AMENDMENT NO. 2 TO
                                SCHEDULE 14D-1

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                ______________

                               ULTRA PAC, INC.
                          (Name of Subject Company)

                          PACKAGE ACQUISITION, INC.
                          IVEX PACKAGING CORPORATION
                                  (Bidders)
                                ______________

                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (Title of Class of Securities)
                                ______________

                                    903886
                    (CUSIP Number of Class of Securities)
                                ______________

                             G. Douglas Patterson
                Vice President, General Counsel and Secretary
                          Ivex Packaging Corporation
                             100 Tri-State Drive
                         Lincolnshire, Illinois 60069
                                (847) 945-9100
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Bidder)
                                ______________

                                   Copy to:
                           William R. Kunkel, Esq.
               Skadden, Arps, Slate, Meagher & Flom (Illinois)
                            333 West Wacker Drive
                           Chicago, Illinois 60606
                                (312) 407-0700

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     This Amendment No. 2 amends and supplements the Tender Offer Schedule on
14D-1, as amended, (the "Schedule 14D-1") filed with the Securities and Exchange Commission on March 26, 1998, as amended on April 1, 1998, by Package Acquisition, Inc. ("Purchaser") and indirect wholly-owned subsidiary of Ivex Packaging Corporation, a Delaware corporation ("Parent"), relating to the offer to purchase all outstanding shares of Common Stock, no par value per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares") of Ultra Pac, Inc., a Minnesota corporation (the "Company"), at $15.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 1998 (the "Offer to Purchase").

     Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(b) and (c) of Schedule 14D-1 is hereby amended and supplemented by the following information:

     On April 13, 1998, the Federal Trade Commission's Premerger
Notification Office advised the Purchaser that early termination of the applicable waiting period under the HSR Act with respect to the Offer had been granted as of such date.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated March 26, 1998.*
     (a)(2) Letter of Transmittal with respect to the Shares.*
     (a)(3) Letter, dated March 26, 1998, from Innisfree M&A Incorporated to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
     (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.*
     (a)(5) Notice of Guaranteed Delivery with respect to the Shares.*
     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
     (a)(7) Press Release jointly issued by Parent and the Company, dated March 23, 1998.*
     (a)(8) Form of Summary Advertisement, dated March 26, 1998.*
     (b)(1) Amended and Restated Credit Agreement, dated as of October 2, 1997, by and among IPC, Inc., Parent, NationsBank, N.A. and Bankers Trust, as agents, and the guarantors and lenders identified on the signature pages thereto (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31,
            1997).
     (b)(2) Form of Amended and Restated Pledge Agreement, dated as of
            October 2, 1997, among IPC, Inc., Parent, certain of IPC Inc.'s subsidiaries and NationsBank, N.A., and Bankers Trust Company, as agents (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1997).
     (b)(3) Form of Amended and Restated Security Agreement, dated as of October 2, 1997, among IPC, Inc., Parent, and certain of IPC Inc.'s subsidiaries and NationsBank, N.A., and Bankers Trust Company, as agents (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1997).
     (b)(4) Form of Amended and Restated Mortgage and Security Agreement (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1997).
     (c)(1) Agreement and Plan of Merger, dated as of March 23, 1998, by and among Parent, the Purchaser and the Company.*
     (c)(2) Form of Tender and Option Agreement, dated as of March 23, 1998, by and between Parent and certain shareholders of the Company.*
     (c)(3) Confidentiality Agreement, dated February 27, 1998, by and between Parent and the Company.*
     (d)    None.
     (e)    Not applicable.
     (f)    None.
______________________

* Previously filed.


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                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Package Acquisition, Inc.



                                         By:   /s/ G. DOUGLAS PATTERSON
                                            --------------------------------
                                            Name: G. Douglas Patterson
                                            Title: Secretary


Date: April 14, 1998